Exhibit 11.1
Effective February 22, 2018

SCORPIO TANKERS INC.

CODE OF CONDUCT AND ETHICS

I.Application and Reporting
The Board of Directors of Scorpio Tankers Inc. (the “Company”) has adopted this Code of Conduct and Ethics (the “Code”) for all of the Company’s employees, directors, officers and agents (“Employees”).
The Company has operations in countries around the world, and our Employees are citizens of these various countries. As a result, our operations are subject to a diverse set of local laws and cultures. You are expected to comply with this Code and all applicable laws and regulations. If local law ever conflicts with this Code, guidance must be sought from the office of the General Counsel for resolution.
The Company relies on your personal integrity to protect and enhance the Company’s reputation. Employees shall take all appropriate action to stop any known misconduct by fellow Employees or other Company personnel that violate this Code. You are expected to immediately report suspected or observed violations of this Code, Company policies or applicable laws and regulations to any of the Company’s management, the Chairman of the Audit Committee or the office of the General Counsel. Failure to follow the provisions of this Code can lead to disciplinary action up to and including termination.
Retaliation against anyone who reports a good faith concern is prohibited and will not be tolerated. Good faith means that your concern is honest and accurate to your knowledge, regardless of whether it is discovered at a later date that you were mistaken. Allegations made maliciously or in bad faith may be subject to disciplinary action.
II.Employment, General
The Company believes that all people should be treated with dignity, and it will not accept conduct that fails to show appropriate respect to others. Any conduct that fails to show appropriate respect to others, including fellow Employees, customers, professional customers, vendors and suppliers, violates the Company’s values. The following are examples of unacceptable conduct: insults; yelling; threats; intimidation; ridicule; vulgarity; slurs, stereotyping, or discrimination; physical, verbal, or non-verbal harassment or abuse; offensive jokes; sexual advances, requests for sexual favors or any other unwelcome visual, verbal or physical conduct of a sexual nature; unwelcome touching or invasion of personal space; ignoring the rights of others; slandering or malicious rumors and insensitivity to the beliefs and customs of others.

Effective February 22, 2018

The Company is committed to providing a safe, healthy and drug-free workplace. Using illegal drugs at any time, consuming alcohol whilst performing your employment duties on Company premises or working under the influence of drugs or alcohol, is strictly prohibited. This prohibition is a condition of your employment. Any Employee found in violation of this condition of employment is subject to immediate termination.
The Company is an equal opportunity employer committed to ensuring Employees work in an environment of mutual respect. We will not discriminate against any associate or applicant with regard to race, color, sex (gender), sexual orientation, gender identity or expression, age, religion or belief, national origin, disability, protected veteran or other uniformed service status or any other characteristic or basis protected by applicable law, including but not limited to discrimination by association or perception.
III.Conflicts of Interest
A conflict of interest occurs when an Employee’s private interests interfere, or even appears to interfere, with the interests of the Company as a whole. While it is not possible to describe every situation in which a conflict of interest may arise, you must never use or attempt to use your position with the Company to obtain improper personal benefits. Any Employee who is aware of a conflict of interest, or is concerned that a conflict might develop, should discuss the matter with the Audit Committee or the office of the General Counsel immediately.
IV.Corporate Opportunities
Employees shall neither compete with the Company nor shall they take personal advantage of business opportunities that they discover during the course of their employment. Employees owe a duty to advance the legitimate interests of the Company when the opportunities to do so arise.

V.Confidentiality and Privacy
It is important that Employees protect the confidentiality of Company information. Employees may have access to proprietary and confidential information concerning the Company’s business, clients and suppliers. Confidential information includes such items as non-public information concerning the Company’s business, financial results and prospects and potential corporate transactions. You are required to keep such information confidential during your employment as well as thereafter, and not to use, disclose, or communicate that confidential information. The consequences to the Company and the Employee concerned can be severe where there is unauthorized disclosure of any non-public, privileged or proprietary information.

To ensure the confidentiality of any personal information collected and to comply with applicable laws, any Employee in possession of non-public, personal

Effective February 22, 2018

information about the Company’s customers, potential customers, or Employees, must maintain the highest degree of confidentiality and must not disclose any personal information unless express authorization is first obtained.
The restriction on disclosing confidential information is not intended to prevent you from reporting to the Company’s management or directors, a government body or a regulator, concerns of any known or suspected Code violation; or to prevent you from reporting retaliation for reporting such concerns. It is also not the Code’s intention to prevent you from responding truthfully to questions or requests from a government body, a regulator or as required by applicable law.
VI.Director Confidentiality

Pursuant to their fiduciary duties of loyalty and care, directors are required to protect and hold confidential all non-public information obtained due to their directorship position absent the express or implied permission of the board of directors to disclose such information. Accordingly,
(i) no director shall use Confidential Information for his or her own personal benefit or to benefit persons or entities outside the Company; and
(ii) no director shall disclose Confidential Information outside the Company, either during or after his or her service as a director of the Company, except with authorization of the board of directors or as may be otherwise required by law.
“Confidential Information” for purpose of this Section VI is all non-public information entrusted to or obtained by a director by reason of his or her position as a director of the Company. It includes, but is not limited to, non-public information that might be of use to competitors or harmful to the Company or its customers if disclosed, such as:
• non-public information about the Company’s financial condition, prospects or plans, its marketing and sales programs and research and development information, as well as information relating to mergers and acquisitions, stock splits and divestitures;
• non-public information concerning possible transactions with other companies or information about the Company’s customers, suppliers or joint venture partners, which the Company is under an obligation to maintain as confidential; and
• non-public information about discussions and deliberations relating to business issues and decisions, between and among Employees.

Effective February 22, 2018

VII.Honest and Fair Dealing
Employees must endeavor to deal honestly, ethically and fairly with the Company’s customers, suppliers, competitors and employees. No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Honest conduct is considered to be conduct that is free from fraud or deception. Ethical conduct is considered to be conduct conforming to accepted professional standards of conduct.
VIII.Protection and Proper Use of Company Assets
The Company’s assets are only to be used for legitimate business purposes and only by authorized Employees or their designees. This applies to tangible assets (such as office equipment, telephone, copy machines, etc.) and intangible assets (such as trade secrets and confidential information). Employees have a responsibility to protect the Company’s assets from theft and loss and to ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. If you become aware of theft, waste or misuse of the Company’s assets you should report this to your manager.

IX.Compliance with Laws, Rules and Regulations
It is the Company’s policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Employee to adhere to the standards and restrictions imposed by those laws, rules and regulations, and in particular, those relating to accounting and auditing matters.
If you are unsure whether a situation violates any applicable law, rule, regulation or Company policy you should contact the office of the General Counsel.
X.Anti-Corruption and Anti-Bribery
Employees must never, directly or through intermediaries, offer or promise any personal or improper financial or other advantage in order to obtain or retain a business or other advantage from a third party, whether public or private. Nor must Employees accept any such advantage in return for any preferential treatment of a third party. Moreover, Employees must refrain from any activity or behaviour that could give rise to the appearance or suspicion of such conduct or the attempt thereof.

The UK Bribery Act 2010 (the “Bribery Act”) and the Foreign Corrupt Practices Act (the “FCPA”) (together the “Anti-Corruption Legislation”) prohibit the Company and its employees and agents (and generally any person performing services on behalf of the Company) from offering, promising or giving money or any other item of value to win or retain business or to influence any act or decision of a third party and, in the case of the Bribery Act, regardless of whether such third

Effective February 22, 2018

party is a public official. Violation of the Bribery Act and/ or the FCPA is a crime that can result in severe fines and criminal penalties for both the relevant individual, the Company, its management and directors. The Company takes compliance with the Anti-Corruption Legislation very seriously. Accordingly, in addition to other existing and future measures, the Company has tasked an independent third party auditor to run annual and spot checks aimed at detecting and eventually preventing any impropriety. Employees with specific queries on either the Bribery Act and/ or the FCPA should contact the office of the General Counsel.
XI.Securities Trading
Because we are a public company, we are subject to a number of laws concerning the purchase of our shares and other publicly traded securities. Company policy prohibits Employees and their family members from trading securities while in possession of material, non-public information relating to the Company or any other company, including a customer or supplier that has a significant relationship with the Company.
Information is “material” when there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, hold or sell securities. In short, any information that could reasonably affect the price of securities is material. Information is considered to be “public” only when it has been released to the public through appropriate channels and enough time has elapsed to permit the investment market to absorb and evaluate the information. If you have any doubt as to whether you possess material nonpublic information, you should contact your manager or the office of the General Counsel.
XII.Disclosure
Employees are responsible for ensuring that the disclosure in the Company’s periodic reports is full, fair, accurate, timely and understandable. In doing so, Employees shall take such action as is reasonably appropriate to (i) establish and comply with disclosure controls and procedures and accounting and financial controls that are designed to ensure that material information relating to the Company is made known to them; (ii) confirm that the Company’s periodic reports comply with applicable law, rules and regulations; and (iii) ensure that information contained in the Company’s periodic reports fairly presents in all material respects the financial condition and results of operations of the Company.
Employees will not knowingly (i) make, or permit or direct another to make, materially false or misleading entries in the Company’s, or any of its subsidiary’s, financial statements or records; (ii) fail to correct materially false and misleading financial statements or records; (iii) sign, or permit another to sign, a document containing materially false and misleading information; or (iv) falsely respond, or fail to respond, to specific inquiries of the Company’s independent auditor or outside legal counsel.

Effective February 22, 2018

XIII.Procedures Regarding Waivers
Because of the importance of the matters involved in this Code, waivers will be granted only in limited circumstances and where such circumstances would support a waiver. Waivers of the Code may only be made by the Audit Committee and will be disclosed by the Company.
XIV.Modern Slavery and Human Trafficking Statement
The Company is committed to acting with integrity for its clients, people, suppliers and the wider community. As a sign of our commitment to respecting human rights, we adhere to the UN’s Guiding Principles on Business and Human Rights.
In following these principles, the Company:

•	undertakes to avoid causing or contributing to adverse human rights impacts through its own activities and to address such impacts when they occur; and

•	seeks to prevent or mitigate adverse human rights impacts that are directly related to its operations, products or services through its business relationships.
As part of our commitment to the UK Modern Slavery Act 2015 and eradicating modern slavery, the Company recognizes that we have a responsibility to take a robust approach to slavery and human trafficking. In particular, the Company is committed to ensuring that there is no modern slavery or human trafficking within its business and using suppliers we do not believe engage in such practices. All suppliers are expected to comply with the Company’s values and policies on these matters.